Exhibit 11.1

BRENMILLER ENERGY LTD.

Corporate Policy On Insider Trading

Effective as of March 25, 2026

I.	INTRODUCTION

This policy determines acceptable transactions in the securities of Brenmiller Energy Ltd. (the “Company”) by our directors, officers, employees, consultants and other related persons including employees of our subsidiaries1. This policy arises from the Company’s status as a public company whose shares are traded on the Nasdaq Capital Market under the symbol “BNRG”. During the course of your employment, directorship or consultancy with the Company, you may receive important information that is not yet publicly available (“inside information”), about the Company or about other publicly-traded companies with which the Company has business dealings. Because of your access to this inside information, you may be in a position to profit financially by buying or selling, or in some other way dealing, in the Company’s securities, or securities of another publicly-traded company, or to disclose such information to a third party who does so profit or which you may have reasonable belief to assume will use the inside information (a “tippee”)2.

It should be noted that under the Israeli Securities Law, in the event an inside information is known to the Company, the prohibition to use such inside information applies to all the insiders of the Company regardless if they are not aware of the inside information.

In addition, the prohibition of use of inside information applies to the repurchase of the Company’s securities by the Company. The company will be considered as having access to or possessing inside information, in the event a director or an employee of the company has access to or the inside information is in his possession.

If any provision of this policy contradicts the provisions of securities laws and regulations applicable to the Company, then the provisions of such securities laws and regulations shall prevail.

In addition, the Company itself must comply with securities laws applicable to its own securities trading activities, and must not engage in any transaction involving a purchase or sale of its securities, including any offer to purchase or offer to sell or other disposition of its securities, when it is in possession of material nonpublic information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company and the exceptions listed in Section III(c) of this policy to the extent applicable.

II.	INSIDER TRADING POLICY

A.	Securities Transactions

Use of inside information by someone for personal gain, or to pass on, or “tip,” the inside information to someone who uses it for personal gain, is illegal, regardless of the quantity of shares, and is therefore prohibited. You can be held liable both for your own transactions and for transactions effected by a tippee, or even a tippee of a tippee. Furthermore, it is important that the appearance of insider trading in securities be avoided. The only exception is that transactions directly with the Company, e.g., option exercises for cash or purchases under an employee share purchase plan, are permitted. However, the subsequent sale (including the sale of shares in a cashless exercise program) or other disposition of such shares is fully subject to these restrictions.

[1]	Under the Israeli Securities Law, an insider also includes a principal shareholder of the company (i.e., a shareholder who holds 5% or more of the issued share capital or of the voting power, or who can appoint one or more directors of the company).
[2]	Under the Israeli Securities Law, the use of inside information also relates to a person who delivers inside information or an opinion on the security of a company or on some other security for which the security of the company is an underlying asset while inside information is in his possession to any person who – he knows or has reasonable grounds to believe – will make use of the inside information or will utilize the opinion for purposes of a transaction or will pass it on to another.

B.	Inside Information

As a practical matter, it is sometimes difficult to determine whether you possess inside information. The key to determining whether nonpublic information you possess about a public company is inside information is whether dissemination of the information would likely affect the market price of the company’s shares or would likely be considered important, or “material,” by investors who are considering trading in that company’s shares.

Remember, both positive and negative information can be material. If you possess inside information, you may not trade in a company’s shares, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell or gift or other disposition of the Company’s securities, even if you planned to execute the transaction prior to learning of the inside information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting.

“Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions, for your own account or for others.

Although by no means an all-inclusive list, information regarding the following subjects is reasonably likely to be found as material inside information until it is publicly disseminated:

●	financial results or forecasts, changes in earnings estimates or unusual gains or losses in major operations;

●	major contract awards or cancellations, or corporate partner relationships or joint venture developments (including gain or loss of a significant commercial agreement or other contracts with customers or suppliers, pricing changes or discount policies);

●	confirming or updating previous disclosures or analysts’ reports;

●	major product or technological developments;

●	M&A activity, including acquisitions or dispositions of assets or pending public or private sales of debt or equity securities

●	declaration of share splits, dividends or changes in dividend policy;

●	possible tender offers or proxy fights;

●	significant write-offs;

●	significant litigation or settlements or any government agency investigations;

●	impending bankruptcy;

●	liquidity problems and extraordinary borrowings;

●	changes in dividends, changes in debt ratings; and

●	changes in the Company’s management or the board of directors, significant changes in the Company’s prospects.

For information to be considered publicly disseminated, it must be widely disclosed through a press release or filing pursuant to U.S. Securities Exchange Commission (the “SEC”). Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of inside information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday.

III.	TRADING BY DIRECTORS, OFFICERS AND OTHER EMPLOYEES

We require directors, officers and other employees to do more than refrain from insider trading. We require that they limit their transactions in the Company’s shares to defined time periods following public dissemination of annual and semi-annual financial results and notify, and receive approval from, the Chief Financial Officer prior to engaging in transactions in the Company’s shares and observe other restrictions designed to minimize the risk of apparent or actual insider trading.

It should be noted that under the Israeli Securities Law, if a principal insider in a company buys securities of the company in which he is a principal insider or other securities for which the company’s securities are an underlying asset within three months after the day on which he sold said securities, or if he sells such securities within three months after the day on which he bought said securities, that shall be prima facie evidence that he made use of inside information that he had, except if he proves that he had no inside information at the time of the sale or purchase or that, under the circumstances of the case, it is reasonable that he had no inside information at that time.

A “principal insider in a company” means under the Israeli Securities Law – (1) Director, general manager, deputy general manager, assistant general manager, accountant, internal auditor and any person who performs the function of one of them under a different title, and also an individual who is a principal shareholder of the company; (2) a relative of one of those enumerated in paragraph (1); (3) a body corporate controlled by one of those enumerated in paragraphs (1) and (2).

A.	Covered Insiders

The provisions outlined in this policy apply to all directors, officers and employees of the Company and its subsidiaries. Generally, any entities or family members of those individuals whose trading activities are controlled or influenced by any of such persons should be considered to be subject to the same restrictions.

B.	Trading Window Period

The period beginning one week before the end of the annual or semi-annual period and ending two (2) trading days following the date of public disclosure of the financial results for that period is a particularly sensitive period of time for transactions in the Company’s shares from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess material nonpublic information about the expected financial results for the period.

Generally, except as set forth in this paragraph B and in paragraphs C and D of this policy, directors, officers and other employees may buy or sell securities of the Company only during a “window period” that opens after two full trading days have elapsed after the public dissemination of the Company’s annual or interim,) financial results and closes on the last trading day one week before the end of the annual or semi-annual period. This window period may be closed early or may not open if, in the judgment of the Company’s Chief Financial Officer, there exists undisclosed information that would make trades by members of the Company’s directors, officers or employees inappropriate. It is important to note that the fact that the window period has closed early or has not opened should be considered inside information. A director, officer or other employee who believes that special circumstances require him or her to trade outside the window period should consult with the Company’s Chief Financial Officer. Permission to trade outside the window period will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

NOTWITHSTANDING THESE TIMING GUIDELINES, IT IS ILLEGAL FOR ANY PERSON TO TRADE WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION, INCLUDING SITUATIONS IN WHICH THE PERSON IS AWARE OF INSIDER INFORMATION THAT HAVE NOT YET BEEN PUBLICLY ANNOUNCED BY THE COMPANY.

C.	Exceptions to Window Period

1. Option/Warrant Exercises. Other than as provided in paragraphs III.C.3 and III.C.4 below, directors, officers and other employees may exercise options/warrants for cash granted under the Company’s equity incentive plans without restriction to any particular period in light of information then available to the public. However, the subsequent sale of the shares (including sales of shares in a cashless exercise) acquired upon the exercise of options/warrants is subject to all provisions of this policy.

2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director, officer or other employee that meets the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Trading Plan”) may be made without restriction to any particular period provided that (i) the Trading Plan was established in good faith, in compliance with the requirements of Rule 10b5-1, at the time when such individual was not in possession of material nonpublic information about the Company and the Company had not imposed any trading blackout period, (ii) the Trading Plan was reviewed by the Company prior to establishment, solely to confirm compliance with this policy and the securities laws and (iii) the Trading Plan allows for the cancellation of a transaction and/or suspension of such Trading Plan upon notice and request by the Company to the individual if any proposed trade (a) fails to comply with applicable laws (e.g., exceeding the number of shares that may be sold under Rule 144 under the U.S. Securities Act of 1933, as amended (“Rule 144”)) or (b) would create material adverse consequences for the Company. The Company must be notified of the establishment of any such Trading Plan, any amendments to such Trading Plan and the termination of such Trading Plan.

3. Financial statements. According to the Israeli Securities Authority, there is a presumption that any material information which is included in the Company’s financial statements, prior to their distribution to the public, is considered as inside information. Therefore, the Company’s management may define a ‘Blackout Period’ prior to the publication of the financial statements in which no transactions will be made in Company’s securities by directors, officers and other employees.

4. Former Employees. Former employees of the Company who have left the Company and still own securities of the Company that have not been forfeited shall contact the Company’s Chief Financial Officer to discuss trading outside the window period on a case-by-case basis.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements of paragraph B above, directors, officers and other employees that the Clearing Officer (as defined below) deems to have routine access to material non-public information may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from the Company’s Chief Financial Officer (the “Clearing Officer”), at least two business days in advance of the proposed transaction. The Clearing Officer will then determine whether the transaction may proceed. Pre-cleared transactions not completed within five business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Advance notice of gifts or an intent to exercise an outstanding share option shall be given to the Clearing Officer. To the extent possible, advance notice of upcoming transactions to be effected pursuant to an established Trading Plan under Section III.C.2 above shall also be given to the Clearing Officer.

Before each transaction in the Company’s securities, each officer and director should contact the Clearing Officer regarding compliance with Rule 144, which contains guidelines for the sale of privately issued shares and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable, and regarding compliance with the provisions of Section 16(a) of the Exchange Act (“Section 16”) which, effective March 18, 2026, require the Company’s directors and officers (as defined in Section 16) to make public electronic filings with the SEC reporting their beneficial ownership and to disclose their transactions in the Company’s securities.

E.	Prohibition of Speculative or Short-term Trading

No director, officer or other employee may engage in short sales, transactions in put or call options, hedging transactions, margin accounts or other inherently speculative transactions with respect to the Company’s shares at any time.

F.	Rule 144 and Section 16 Matters for Directors and Officers.

Directors and officers should take care not to violate the restrictions on sales by control persons and should file any notices of sale required by Rule 144. The practical effect of Rule 144 is that directors and officers who sell the Company’s securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and SEC filing requirements.

Directors and officers (as defined in Section 16) of the Company must also comply with the provisions of Section 16 which, effective March 18, 2026, requires the Company’s directors and officers to report transactions in the Company’s securities through filing of Form 3, Form 4 and Form 5 with the SEC. It is the responsibility of each director and officer to comply with their Section 16 reporting obligations.

IV.	DURATION OF POLICY’S APPLICABILITY

This policy continues to apply to your transactions in the Company’s shares or in the Company’s tradeable options or the securities of other publicly traded companies engaged in business transactions with the Company even after your employment, directorship or consultancy with the Company has terminated. If you are in possession of inside information when your relationship with the Company concludes, you may not trade in the Company’s shares or in the Company’s tradeable options or the securities of any such other company until the information has been publicly disseminated or is no longer material.

V.	VIOLATIONS OF INSIDER TRADING LAWS

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this policy is mandatory. Anyone who effects transactions in the Company’s securities or the securities of other public companies engaged in business transactions with the Company (or provides information to enable others to do so) on the basis of inside information is subject to both civil liability and criminal penalties, as well as disciplinary action by the Company.

A.	Legal Penalties

A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided. In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

B.	Company-Imposed Penalties.

Directors, officers or employees who violate this policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the policy, if permitted, may only be granted by the Clearing Officer and must be provided before any activity contrary to the above requirements takes place.

VI.	QUESTIONS ABOUT THE POLICY

Please sign the attachment acknowledging that you have read and agree to abide by this Policy in your transactions in Company’s securities and return it to the Company’s Chief Financial Officer.

An employee, director or consultant who has questions about this policy should contact his or her own attorney or our Chief Financial Officer, Ofir Zimmerman, at ofirz@bren-energy.com, who would be responsible to assist with implementation and enforcement of this policy, and circulate it to all employees.

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ACKNOWLEDGMENT

Please sign below acknowledging that you have read and agreed to abide the Company’s insider trading policy.

I received, reviewed and agree to be bound by the Company’s insider trading policy.

Date:

Name:

Title:

Signature:

Return this Acknowledgment to the Company’s Chief Financial Officer